EXHIBIT 11

                 TEL-COM WIRELESS CABLE TV
                        CORPORATION

          COMPUTATION OF PER SHARE EARNINGS (LOSS)

Third  Quarter and Nine Months Ended Sept. 30, 1997

                                                                       Third                           Nine
                                                                      Quarter                        Months

                                                                 Number        Number           Number           Number
                                                                of Days       of Shares        of Days        of Shares

Shares outstanding at beginning of year:                            92       2,196,212            273         2,196,212

Issuance of 180,000 shares on restructuring
  of  $2 Million Note Payable on May 19, 1997                       92         180,000            134            88,344

Conversion of Series A Preferred Shares into
1,183,431 Common Shares on Sept. 16, 1997                           14         180,087             14            60,689
                                                                               -------                        ---------

Weighted average shares outstanding for the                                  2,556,299                        2,345,245
period

Net Income (Loss) for the period                                            $(706,331)                     $(1,707,332)

Net Income (Loss) per share                                                    $(0.28)                          $(0.73)

Note:
The common stock equivalent warrants and options have not been included because their effect would be antidilutive.